UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 27, 2025, Immatics N.V. (the “Company”) announced the appointment of Amie Krause, as its chief people officer effective October 27, 2025. Ms. Krause’s biography is set forth below:

Amie Krause has more than 20 years of experience in shaping culture, leading organizational growth and aligning talent with business strategy, including across global biopharmaceutical companies. Prior to joining Immatics, she was Chief Human Resources Officer at Dompé. Prior to that, she was Chief People Officer at Revance Therapeutics. She previously served as Chief People Officer at Atara Biotherapeutics, a cell therapy company. Before Atara, she spent over 10 years at Amgen, where she held multiple senior HR roles, including leading initiatives for global commercial operations for the Americas, Europe, Asia, Africa and the Middle East. Ms. Krause serves as an Adjunct Professor at California Lutheran University’s School of Management and a guest lecturer at the University of Southern California and the University of Alabama. Ms. Krause holds both a B.S. in business management and an MBA from California Lutheran University.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820, 333-280935 and 333-288466) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 27, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer